SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 0-4466

The GEO Group, Inc. 401(k) Plan

The GEO Group, Inc.

(Name of issuer of securities held pursuant to the Plan)

One Park Place, 621 NW 53rd Street, Suite 700
Boca Raton, Florida 33487
(Address of principal executive offices)

THE GEO GROUP, INC. 401(K) PLAN
DECEMBER 31, 2004

Report of Independent Registered Public Accounting Firm

To the Plan Sponsor
The GEO Group, Inc. 401(k) Plan
Boca Raton, Florida

We have audited the accompanying statement of net assets available for benefits of The GEO Group, Inc. 401(k) Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The GEO Group, Inc. 401(k) Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2004 financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

\s\ Aidman, Piser & Company, P.A.

June 27, 2005
Tampa, Florida

401 E. Jackson Street, Suite 3400
Tampa, FL 33602
(813) 222-8555
(813) 222-8560 FAX

Independent Auditors’ Report

To the Trustees and the Savings Plan Committee
of The GEO Group, Inc. 401(k) Plan
Boca Raton, Florida

We have audited the accompanying statement of net assets available for benefits of The GEO Group, Inc. 401(k) Plan as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of The GEO Group, Inc. 401(k) Plan as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Jaffe, Kaufman & Sarbey, LLC
Ft. Lauderdale, Florida

May 25, 2004

Financial Statements:

THE GEO GROUP, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
Assets:
Investments, at fair value:
Common/collective trust	$5,292,280	$4,549,051
Pooled/mutual funds	13,432,523	10,630,110
The GEO Group, Inc. common stock	2,749,728	2,256,402

	21,474,531	17,435,563

Participant loans	1,434,243	1,026,992
Receivables:
Participant	282,975	392,418
Employer	93,864	105,789
Other	14,828	—

Total assets	23,300,441	18,960,762

Liabilities:
Accrued expenses	2,336	—

Total liabilities	2,336	—

Net assets available for benefits	$23,298,105	$18,960,762

See notes to financial statements.

THE GEO GROUP, INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

Additions to net assets attributed to:
Investment income:
Interest and dividends	$408,963
Net appreciation in fair value of investments	1,418,269

1,827,232

Contributions:
Participant	3,084,356
Employer	888,206

3,972,562

Total additions	5,799,794

Deductions from net assets attributed to:
Benefits paid to participants	1,462,451

Total deductions	1,462,451

Net increase	4,337,343

Net assets available for benefits:
Beginning of year	18,960,762

End of year	$23,298,105

See notes to financial statements.

THE GEO GROUP, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1. Plan description:

Plan description:

The GEO Group, Inc. 401(k) Plan, (the “Plan”) was amended and restated on January 1, 1999 by The GEO Group, Inc. (the “Company”) as a Defined Contribution Plan. The Plan is subject to the provisions of the Employment Retirement Security Act of 1974 (“ERISA”).

The following is a summary of major plan provisions. Participants should refer to the Plan document for more complete information.

Participation:

An employee age 18 or older is eligible to participate in the Plan on the first day of the payroll period following the date of employment.

Contributions and allocations:

The Plan permits tax-deferred contributions of 1% to 30% of a participant’s annual compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Amounts contributed by participants are fully vested when made. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans.

The Company may contribute to the Plan either annual or monthly matching contributions on behalf of participants who made elective deferrals during such period in an amount which shall be determined each Plan year by the Company’s management. The Company may, at its discretion, designate a different matching contribution formula for participants at each separate work site, and/or participants with different job classifications. In order to be entitled to an allocation of the Company’s annual matching contribution, participants, as defined under the Plan, must be employed on the last day of the Plan year. Also, the Company, at its discretion, may make a basic voluntary contribution to the Plan each year. Contributions are subject to certain limitations established by the IRC.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances as of the date of the allocation.

THE GEO GROUP, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1. Plan description (continued):

Participant loans:

Participants may borrow from their fund accounts a minimum of $1,000 not to exceed the lesser of $50,000, or 50% of their vested account balance. A loan is repayable through payroll deductions over a period of no more than five years, unless it is used to acquire a principal residence, in which case the repayment period may not exceed ten years. The loans are secured by the balance in the participant’s vested account. The interest rate on loans outstanding as of December 31, 2004 ranged from 5.00% to 6.00% and as of December 31, 2003 ranged from 5.00% to 5.75%. Participant loans are valued at cost which approximates fair value.

Forfeitures:

Forfeitures are used to reduce employer contributions. Forfeitures of approximately $20,000 were used to reduce the employer contributions due to the Plan during the year ended December 31, 2004.

Vesting:

Participants who are employed at South Florida State Hospital facility vest 100% immediately in the Company’s contributions. All other Plan participants vest in the Company’s contributions upon completion of three or more years of service. Additionally, Company contributions become fully vested upon normal retirement age, as defined by the Plan, death, or termination of employment as a result of a total or permanent disability.

Payment of benefits:

Eligible participants may elect to receive benefits in a lump-sum payment, a series of payments within one calendar year, a series of annual installments of approximately equal amount to be paid over a period of five to ten years, or may be used by the employee to purchase an immediate or deferred annuity. The amount of benefits paid will be determined by the balance in the employee’s Plan account at the date of retirement, termination, death or disability.

2. Summary of significant accounting policies:

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

THE GEO GROUP, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

2. Summary of significant accounting policies (continued):

Investments, investment valuation and income recognition:

The Plan’s investments are stated at fair value determined using the quoted closing or last bid prices on the last day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits:

Benefit claims are recorded when they have been processed and approved for payment by the Plan.

3. Investments:

Investments that represent 5% or more of the net assets available for benefits at December 31, 2004 and 2003 are as follows:

	2004			2003
		Market		Market
	Shares	Value	Shares	Value

Capital Preservation Fund	5,292,280	$5,292,280	4,549,051	$4,549,051
Dreyfus Appreciation Fund	50,948	1,971,171	44,910	1,667,947
Dreyfus Basic S & P500 Stock Index Fund	143,734	3,613,483	127,523	2,950,879
Dreyfus Emerging Leaders Fund	55,752	2,465,921	49,055	1,899,406
The GEO Group, Inc. Common Stock	103,451	2,749,728	98,965	2,256,402
PIMCO Total Return Fund	118,442	1,263,776	96,491	1,033,419

During 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Net
Appreciation
In Fair Value
Mutual funds	$1,130,029
Common stock	288,240

$1,418,269

THE GEO GROUP, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

4. Collective trust:

The Capital Preservation Fund is a collective investment trust that invests mainly in Guaranteed Investment Contracts (“GIC”). A GIC is a general obligation of an insurance company, which agrees to pay a guaranteed rate for the term of the contract and to return principal at maturity. This fund may also invest in repurchase agreements, private placements, certificates of deposit, commercial paper, shares of registered investment companies, bank investment contracts and corporate investment contracts. The Capital Preservation Fund is fully benefit-responsive and, in accordance with Statement of Position No. 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans”, is recorded at contract value, which approximates fair value. Contract value represents contributions under the contract plus accrued interest. There are no reserves against contract value for credit risk of the issuers of the contracts or otherwise. The crediting interest rate and average effective yield on this account approximates 3.93% for 2004.

5. Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

6. Income tax status:

The Internal Revenue Service has determined and informed the Company by a letter dated December 18, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Administrative expenses:

Substantially all costs of administering the Plan are paid directly or reimbursed by the Company. Administrative expenses of approximately $52,000 were paid by the Company for the year ended December 31, 2004.

8. Party-in-interest transactions:

Certain Plan investments are shares of pooled/mutual funds managed by The Dreyfus Company Trust Company, a subsidiary of Mellon Bank. Mellon Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

THE GEO GROUP, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

9. Risks and uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

THE GEO GROUP, INC. 401(I) PLAN
(Plan Number: 001, Employer Identification Number 65-0043078)
Schedule H, Line 4i - Schedule of Assets (held at end of year)
December 31, 2004

(a)	(b)	(c)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral	Current
	Similar Party	Par or Maturity Values	Value
		Common/Collective Trust:
*	The Dreyfus Trust Company	Capital Preservation Fund	$5,292,280

		Pooled/Mutual Funds:
*	The Dreyfus Trust Company	Dreyfus Appreciation Fund	1,971,171
*	The Dreyfus Trust Company	Dreyfus Basic S&P500 Stock Index Fund	3,613,483
*	The Dreyfus Trust Company	Dreyfus Premier Balanced Fund	1,111,233
*	The Dreyfus Trust Company	Dreyfus Emerging Leaders Fund	2,465,921
	Franklin Templeton	Templeton Foreign Fund	1,096,863
	MAS Funds	MAS Midcap Value Fund	751,292
	PIMCO Funds Distributors, LLC	PIMCO Total Return Fund	1,263,776
	Janus Distributors, Inc.	Janus Olympus Fund	1,158,784

			13,432,523

		Common Stock:
*	The GEO Group, Inc.	The GEO Group, Inc. Common Stock	2,749,728

		Participant Loans:
		Participant loans (Interest rates of
		5.0% to 6.0%, maturing no later than 2010)
	Participant loans		1,434,243

		Total	$22,908,774

* Represents party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The GEO Group, Inc. 401(k) Retirement Plan
Date: June 30, 2005	/s/ John G. O’Rourke
JOHN G. O’ROURKE
Plan Administrator